UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Convocation of Extraordinary General Meeting of Shareholders
of Kookmin Bank
On September 16, 2010, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene an extraordinary general meeting of shareholders as follows:
•	Date and Time: September 28, 2010, 2:30 p.m. (local time)

•	Venue: 13th Floor, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:
1) Appointment of non-executive directors

2) Appointment of candidates for the members of the Audit Committee, who are non-executive directors

3) Approval of the amendment of term of a director*

* The third agenda item above is to amend the end of the director term for Mr. Ok Chan Kim, whose director term commenced on August 12, 2010, from August 11, 2013 to July 12, 2013.
With respect to 1) and 2), the list of nominees are as follows:
Nominees for Non-Executive Directors, who are also Nominees for Members of the Audit Committee

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Tae Jin Koo (Re-appointment) (06/26/1952)	Partner in charge of Quality & Risk Management at Horwath Choongjung Accounting Corp.	• President, Keystone Valve Korea, Ltd. • Vice President, Keystone Valve Korea, Ltd. • Executive director, Keystone Valve Korea, Ltd. • Audit Senior Manager, Ahn Kwon & Co.	B.A. in Business Administration, Busan National University	Republic of Korea	1 Year (from September 29, 2010 to September 28, 2011)

Hong-Bum Kim (Re-appointment) (09/01/1956)	Professor of Economics and Dean of School of Social Science, Gyeongsang National University
• Advisory Board Member, Gyeongsangnam-do Branch of the Bank of Korea (Present)
• Director, The Korean Economic Association
• Outside director, KB Asset Management Company
• Member of Banking Sector, Financial Development Deliberation Committee, Ministry of Finance and Economy of the Republic of Korea
• Summer Intern, International Monetary Fund
• Junior Economist, the Bank of Korea
			• Ph.D. in Economics, State University of New York at Albany • M.A. in Economics, Seoul National University • B.A. in Economics, Seoul National University	Republic of Korea	1 Year (from October 13, 2010 to October 12, 2011)

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
In-June Kim (New appointment) (06/30/1948)	Professor, Department of Economics, College of Social Science, Seoul National University
• Director, SNU Institute for Research in Finance and Economics (Present)
• Standing advisor, The Korean Association of Futures and Options (Present)
• Chief vice-chairman of the Korean Economic Association (Present)
• Visiting Professor, Harvard University
• Chairman of Banking Sector, Financial Development Deliberation Committee, Ministry of Finance and Economy of the Republic of Korea
• Member, Monetary Board, The Bank of Korea
			• Ph.D in Economics, Harvard University • B.A. in Economics, Dartmouth College • Enrolled and completed two academic years in the College of Commerce, Seoul National University	Republic of Korea	2 Years (from September 29, 2010 to September 28, 2012)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 16, 2010	By: /s/ Wang-Ky Kim
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO